SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: August 28, 2008

FOR IMMEDIATE RELEASE

Cimatron Reports Record Revenues of $10.9 million
and 146% increase in Year-Over-Year Net Income on a
Non-GAAP Basis in Q2/08

—	$5.0 million net cash generated by operating activities in the first half of 2008, an increase of 101% year-over-year

Givat Shmuel, Israel, – August 27, 2008 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the second quarter and first six months of 2008.

Financial Highlights:

—	Revenues on a non-GAAP Basis: $10.9 million in Q2/08 as compared to $5.5 million in Q2/07

—	Net Income on a non- GAAP Basis: $0.74 million in Q2/08 as compared to $0.30 million in Q2/07

—	Revenues on GAAP Basis: $10.7 million in Q2/08 as compared to $5.5 million in Q2/07

—	Net Income on GAAP Basis: $0.20 million in Q2/08 as compared to $0.29 million in Q2/07

Cimatron presents record 99% year-over- year revenue growth in Q2 2008 on a non-GAAP basis, and as a result, 146% year-over-year growth in the quarterly net income on a non-GAAP basis, despite unfavorable currency exchange rates and a challenging global economic environment. Furthermore, net cash generated in the first half of 2008 was $5.0 million, an increase of 101% as compared to the first half of 2007. The revenue growth was attributed to both organic growth and the accretive impact of the merger transactions with Microsystem and Gibbs.

Revenue on a non-GAAP basis in 2008 excludes the effect of business combination accounting rules on the acquired deferred maintenance revenue balance of Gibbs. Expenses on a non-GAAP basis exclude the non-cash amortization of acquired intangible assets of Microsystem and Gibbs and the deferred taxes related to these acquisition- related items.

The following provides further details on Cimatron’s GAAP and non-GAAP figures in the second quarter and the first half of 2008:

Revenues for the second quarter of 2008 increased 94% to $10.7 million, as compared to $5.5 million in the second quarter of 2007. For the first six months of 2008, revenue increased by 91% to $20.7 million, compared to $10.8 million in the same period of 2007. The increase was attributed both to organic growth and to the consolidation of Microsystem’s and Gibbs’ results.

Gross Income for the second quarter of 2008 was $8.8 million as compared to $4.7 million in the same period in 2007. Gross margin in the second quarter was 82%, compared to 85% in Q2 2007. For the first six months of 2008, gross income was $16.8 million, compared to $9.2 million in the same period of 2007. Gross margin for the six months ended on June 30th, 2008 was 81% of revenues as compared to 85% of revenues in the same period of 2007.

The decrease in gross margin is mainly attributed to business combination accounting rules, and as expected, to Microsystem’s lower margins on third party hardware products sales as compared to the margins on Cimatron software sales.

Operating Income in the second quarter of 2008 was $73 thousand, compared to operating income of $282 thousand in the second quarter of 2007. In the first six months of 2008, Cimatron recorded an operating loss of $(145) thousand, compared to operating income of $395 thousand in the first six months of 2007.

Net Income for the quarter was $205 thousand, or $0.02 per diluted share, compared to net income of $291 thousand, or $0.04 per diluted share recorded in the same quarter of 2007. In the first six months of 2008 net loss was $(93) thousand, or $(0.01) per diluted share, compared to net income of $472 thousand, or $0.06 per diluted share, in the first six months of 2007.

Revenues on a non-GAAP basis for the second quarter of 2008 increased 99% to $10.9 million, as compared to $5.5 million in the second quarter of 2007. For the first six months of 2008, revenue increased by 96% to $21.2 million, compared to $10.8 million in the same period of 2007.

Gross Income on a non-GAAP basis for the second quarter of 2008 was $9.2 million as compared to $4.7 million in the same period in 2007. Gross margin on a non-GAAP basis in the second quarter of 2008 was 84%, compared to 85% in Q2 2007. In the first six months of 2008, gross income on a non-GAAP basis increased 92% to $17.6 million, compared to $9.2 million in the first six months of 2007. Gross margin on a non-GAAP basis for the six months ended on June 30th, 2008 was 83% of revenues as compared to 85% of revenues in the same period of 2007.

The decrease in gross margin is mainly attributed to Microsystem’s lower margins on third party hardware products sales as compared to the margins on Cimatron software sales.

Operating Income on a non-GAAP basis in the second quarter of 2008 was $568 thousand, as compared to non-GAAP operating income of $292 thousand in the second quarter of 2007. In the first six months of 2008, Cimatron reports operating income increase to $844 thousand, compared to operating income of $415 thousand in the first six months of 2007.

Net Income on a non-GAAP basis in the second quarter of 2008 increased 146% to $740 thousand or $0.08 per diluted share, as compared to non-GAAP net income of $301 thousand, or $0.04 per diluted share in the second quarter of 2007. In the first six months of 2008, net profit increased by 98% to $974 thousand, or $0.10 per diluted share, compared to a net profit of $492 thousand, or $0.06 per diluted share, in the first six months of 2007.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said, “We are pleased to present another quarter of record revenues and year-over-year record revenue growth. 98% net income growth on a non-GAAP basis in the first half of 2008 and 101% growth in net cash generated from operating activities in the same period represent the continuous improvement of our core business attributed both to the merger transactions with Microsystem and Gibbs, as well as to continuous organic growth. Cimatron’s global distribution network is broadening its product offering with GibbsCam solutions and already recorded initial GibbsCam sales. We face a challenging currency environment, and are continuously monitoring and dealing with its effects on our financial results”, concluded Mr. Haran.

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Operation (Non-GAAP basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non- GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

Conference Call

Cimatron’s management will host a conference call with the investment community tomorrow, Thursday, August 28th, 2008, at 9:00 EST, 16:00 Israel time.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-668-9141

Israel: 03-9180610

International: +972-3-9180610

For those unable to listen to the live call, a replay of the call will be available from the day after the call under the investor relations section of Cimatron’s website, at: www.cimatron.com

About Cimatron

With over 25 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron’s subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit the company web site at:  http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer	Yael Nevat,
Cimatron Ltd.	Commitment-IR.com
Tel.; 972-3-531-2121	Tel: 972-3-611 4466, +972-50-762-6215
E-mail: ilane@cimatron.com	E-mail: yael@commitment-IR.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Total revenue	10,701	5,511	20,707	10,844

Total cost of revenue	1,922	806	3,916	1,677

Gross profit	8,779	4,705	16,791	9,167

Research and development expenses, net	1,833	1,011	3,590	2,107

Selling, general and administrative expenses	6,873	3,412	13,346	6,665

Operating (loss) income	73	282	(145)	395

Financial Income, net.	80	76	35	145

Taxes on Income	48	(2)	7	(4)

Other	4	(65)	10	(64)

Net income (loss)	$205	$291	$(93)	$472

Net income (loss) per share - basic and diluated	$0.02	$0.04	$(0.01)	$0.06

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,386	7,868	9,371	7,852

Diluted EPS (in thousands)	9,441	7,967	9,425	7,871

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Six months ended
	June 30,						June 30,
	2008			2007			2008			2007
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue (1)	10,701	248	10,949	5,511	-	5,511	20,707	495	21,202	10,844		10,844

Total cost of revenue (2)	1,922	(147)	1,775	806	-	806	3,916	(294)	3,622	1,677		1,677

Gross profit	8,779	395	9,174	4,705	-	4,705	16,791	789	17,580	9,167		9,167

Research and development expenses, net	1,833	-	1,833	1,011	-	1,011	3,590		3,590	2,107		2,107

Selling, general and administrative expenses (2)	6,873	(100)	6,773	3,412	(10)	3,402	13,346	(200)	13,146	6,665	(20)	6,645

Operating income (loss)	73	495	568	282	10	292	(145)	989	844	395	20	415

Financial Income, net.	80	-	80	76	-	76	35		35	145		145

Taxes on Income (3)	48	40	88	(2)	-	(2)	7	78	85	(4)		(4)

Other	4	-	4	(65)	-	(65)	10		10	(64)		(64)

Net income (loss)	$205	$535	$740	$291	$10	$301	$(93)	$1,067	974	472	$20	492

Net income (loss) per share - basic and diluated	$0.02		$0.08	$0.04		$0.04	$(0.01)		$0.10	$0.06		$0.06

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,386		9,386	7,868		7,868	9,371		9,371	7,852		7,852

Diluted EPS (in thousands)	9,441		9,441	7,967		7,967	9,425		9,425	7,871		7,871

(1)	Non-GAAP adjustment related to Gibbs’ assumed support contracts that will not be recognized on a GAAP basis in fiscal 2008 or thereafter due to business combination accounting rules.

(2)	Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.

(3)	Non-GAAP adjustment to exclude deferred taxes related to busines combination accounting rules.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	June 30,	December 31,
	2008	2007

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$9,169	$9,026
Trade receivables	7,740	7,308
Other current assets	2,835	1,467

Total current assets	19,744	17,801

Deposits with insurance companies and severance pay fund	3,298	2,703

LONG-TERM INVESTMENTS:
Marketable investments	-	1,158

Net property and equipment	1,556	1,337

Total other assets	14,412	4,328

Total assets	$39,010	$27,327

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$129	$791
Trade payables	2,197	2,258
Accrued expenses and other liabilities	9,056	7,889
Deferred revenues	5,171	742

Total current liabilities	16,553	11,680

LONG-TERM LIABILITIES:
Accrued severance pay	4,597	3,929
Long-term loan	390	403
Other	1,910	282

Total long-term liabilities	6,897	4,614

Minority interest	51	63

Total shareholders’ equity	15,509	10,970

Total liabilities and shareholders’ equity	$39,010	$27,327